                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                           For the month of May 2006


                                BANCOLOMBIA S.A.
                             ---------------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                             ---------------------
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F    X            Form 40-F
                                        ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                             Yes                    No   X
                                 ----                   ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).
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                                   SIGNATURE
                                ---------------

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    BANCOLOMBIA S.A.
                                                      (Registrant)



Date: May 22, 2006                         By  /s/  JAIME ALBERTO VELASQUEZ B.
                                               ---------------------------------
                                               Name:  Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance

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                                                                           CIB
[BANCOLOMBIA LETTERHEAD]                                                  LISTED
                                                                           NYSE

     RESOLUTION 0766 OF 2006 OF THE SUPERINTENDENCY OF FINANCE OF COLOMBIA


MedellIn, Colombia. May 22, 2006.


As a result of the merger between Corfinsura S.A. and Bancolombia S.A., the Superintendency of Finance of Colombia, by means of Resolution 0766 of 2006, decided to cancel Corfinsura's registration as an intermediary in the National Registry of Securities and Intermediaries









Contacts
Sergio Restrepo               Jaime A. Velasquez          Mauricio Botero
Executive VP                  Financial VP                IR Manager
Tel.: (574) 5108668           Tel.: (574) 5108666         Tel.: (574) 5108866